List of N-CSR Changes in Response to SEC Comments

Summary of SEC Comments	Response to Comments
Items 4(e) through 4(h) missing	Item 3 to filing explains that the fund does not have an audit committee and the reasons therefore. Thus 4(e) does not apply; (f) and (h) are not applicable; (g) is "0" which is covered by our 4 response in the NCSR.
Item 11 Controls and Procedures	The language in the filed form is changed to the following: (a)(i) The Fund's President -Treasurer and the Fund's regularly employed accountant have concluded that the Fund's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act) provide reasonable assurances that material information relating to the Fund is made known to them by the appropriate persons, based on their evaluation of these controls and procedures as of a date within 90 days of the filing date of this report. (a)(ii) There was no change in the Fund's internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act) that occurred during the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Fund's internal control over financial reporting.
Financials:	
Change in Index – show hypothetical and old and new index.	The new chart is in the endnote. [i]
Disclosure requirement accompanying the graph and chart	The added statement is as follows: Note: How the Fund has performed in the past is not necessarily an indication of how the Fund will perform in the future. The foregoing graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Fiscal year Average Annual Return Chart to be added	See the endnote 2. [ii]
Response letter under Item 304 of S-K	The prior auditor did not respond to the request found in the

	fund's N-SARA 4/29/11 filing.
Change in accountant – 27(c)(4) (I believe 27(b)(4) intended); missing from report to shareholders of 11/1/11.	The material in endnote 3 was in the N-1A filing responsive to 27(b) and will be added to amended NCSR[iii]
Management Information - 27(b)(5) missing from report to shareholders of 11/1/11.	The material in endnote 4 was in the N-1A filing responsive to 27(b)(5) and will be added to amended NCSR[iv]
Additional Information Available – 27(b)(6) in the SAI missing from report to shareholders of 11/1/11.	The following material was in the N-1A filing responsive to 27(b)(6) and will be added to amended: "The SAI includes additional information about Fund directors and is available, without charge, upon request, and by collect call to the Fund's assistant secretary at 484 318 7979 to request the SAI."
Expense Example – 27(d)(1) missing from report to shareholders of 11/1/11.	The material in endnote 5 was in the N-1A filing, responsive to 27(d)(1) and will be added to amended NCSR[v]
Graphical Representation of Holdings - 27(d)(2) missing from report to shareholders of 11/1/11.	The material in endnote 6 was in the N-1A filing, responsive to 27(d)(2) and will be added to amended NCSR[vi]
Availability of schedule – 27(d)(3) missing from report to shareholders of 11/1/11	The material in endnote 6 was in the N-1A filing, responsive to 27(d)(3) and will be added to amended NCSR[vii]
Availability of proxy policy and procedures – voting record - 27(d)(4), (5) missing from report to shareholders of 11/1/11	The following material was in the N-1A and will be added to the amended NCSR. "A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities and the proxy voting record are available (i) without charge, upon request, by calling, collect, the Fund's Assistant Secretary at 484 318 7979; and (ii) on the Commission's website at http://www.sec.gov."
Investment advisory contract	N/A for the Fund's most recent fiscal half-year
Authorized shares and par value	The following has been added the financials: " Capital Stock, par value $.01 per share, 3,318,414 shares outstanding (10,000,000 full and fractional shares authorized) Paid-in capital Accumulated undistributed net investment income Accumulated realized loss on investments Unrealized appreciation of investments"
Explain capital stock tax	
Book components to shareholders	See note 7 to financials

The expense for the investment advisor is .3 annual rate but it is applied to the portfolio quarterly which in this case produced a total annual expense of .29%.


NRM Investment Company
10 Year Performance
NRM
Prior Index
INDEX*
Value
13,500
13,000
12,500
12,000
11,500
11,000
10,500
10,000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
8/31 Fiscal Year-end

[i]

[ii] **Your Fund's After Tax Returns**

The table below presents returns for your Fund both before and after taxes. The after tax returns are shown in two ways: (1) assumes that an investor owned the Fund during the entire period and paid taxes on the Fund's distributions, and (2) assumes that an investor paid taxes on the Fund's distributions and sold all shares at the end of each period.

Calculations are based on the highest individual federal income tax and capital gains rates in effect at the time of the distribution and hypothetical sales. State and local taxes were not considered. Actual after-tax returns depend on an investor's tax situation and may differ from those shown and are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401K plans or individual retirement accounts and certain annuities.

Keep in mind that a fund's performance- whether before or after taxes- does not guarantee future results.

Average Annual Total Returns			
Periods Ended August 31, 2011	One Year	Five Years	Ten Years
Returns before taxes	11.59%	.85%	2.47%
Returns after taxes on distributions	11.27%	.56%	2.30%
Returns after taxes on distributions and sale of Fund shares	18.68%	-7.94%	-5.65%

Comparative indexes (reflecting no deductions for fees, expenses or taxes)			
Barclays 5 year Municipal Bond Index	**3.60%**	**5.71%**	**4.73%**
Merrill Lynch Preferred Stock DRD Eligible Index	**8.33%**	**-10.32%**	**-2.70%**
CPI	**3.72%**	**2.12%**	**2.46%**
S&P 500	**18.50%**	**.78%**	**2.70%**
Composite Index [1,2]	**6.64%**	**1.12%**	**2.44%**

[1] The Composite Index was changed as of September 1, 2008 and July 31,2010 to correspond to the changes in type of investments necessitated by the Fund's change in investment strategies, thereby providing an improved basis for comparison of the Fund's performance.
[2] 60% Barclays 5 Yr Muni /20% S&P 500/20% CPI. This blend of indexes was used for the period beginning July 31, 2010. For the period of September 1, 2008 through July 31, 2010 the Company used a different composite, namely 60% Barclays 5 Yr Muni/ 40% ML PFD Stock DRD Eligible for assets similar to the Company's investments. The Company selected Merrill Lynch Preferred DRD (Dividend Received Deduction) Eligible for this two year period as a benchmark as the nearest equivalent to the pass-through treatment the Company shareholders received for QDI (Qualified Dividend Income) from the bulk of its preferred shares it held through July 31, 2010. For the present period and the preceding two year period, the results were blended to reflect the proportions of like-kind investments the Company held.

[iii] Change in Auditors
Pursuant to board of director resolution, ratified by the Company's shareholders, the Company resolved to employ new auditors for its fiscal year ending August 31, 2011. By letter dated March 28, 2011, the Company dismissed its prior auditor, ParenteBeard, LLC, 1200 Atwater Drive, Suite 225, Malvern, PA 19355. The board acted on its own information; the Company has no audit or similar committee.

ParenteBeard's report on the financial statements for either of the past two years contained no adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. At no time preceding the dismissal were there any disagreements with ParenteBeard on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In its March 28 dismissal letter, the Company authorized ParenteBeard to respond to the inquiries of the successor accountant in all matters.

The Company's new auditor is Sanville & Company, 1514 Old York Road, Abington, PA 19001-2607. The engagement letter is dated December 28, 2010 and accepted by the Company shortly thereafter. At no time prior to the Company's engagement of Sanville & Company did any representative of the Company discuss with any representative of Sanville & Company any matter of accounting principle relative to any event or the type of an auditing opinion that the Company might expect of Sanville & Company.

John H. McCoy* 280 Abrahams Lane Villanova, PA 19035 89 Years Old	Director, Chairman, President and Treasurer. Has served as director and president since 1979, as treasurer since 2001.	**Former President of National Rolling Mills, Inc., a steel rolling plant. Prior thereto, he was President and Director of National Rolling Mills Co.
Raymond H. Welsh 1735 Market Street, 36th floor, Philadelphia, Pennsylvania 19103 79 Years Old	Director since 2008	Senior vice president of UBS Financial Services, Inc.
Joseph Fabrizio 423 Weldon Drive West Chester, Pa., 19380 53 Years Old	Director since 2007	C.P.A. for Rainer and Co., an accounting firm.

Anthony B. Fisher 116 Glenn Road Ardmore, Pennsylvania 19003 59 Years Old	Director and Secretary since 2008.	Principle of Risnychok and Associates Inc., an insurance agency specializing in surety and property and casualty insurance to the construction industry.
George W. Connell* #3 Radnor Corporate Ctr. Suite 450 100 Matsonford Road Radnor, PA 19087 74 Years Old	Director since 1992	Vice Chairman, Director and sole shareholder of HFS, the Company's investment adviser; Vice Chairman and sole shareholder of The Haverford Trust Company; CEO and Director of Haverford Trust Securities, a broker-dealer subsidiary of The Haverford Trust Company.

All positions for directors and officers are for one calendar year.

* Interested Director – Mr. McCoy owns a majority of the shares of the Company and Mr. Connell is the Principal of the Company's Investment Adviser.
**Retired for more than five years.

The Board performs all of the functions prescribed for Corporations by Section 1721 Pennsylvania Associations Code. As it relates to purchases and sales of portfolio securities, the Board meets quarterly and functions as a committee-of-the-whole to consult with the Adviser who has discretionary authority.

Investments by McCoy and Connell in the Company each exceed $100,000.00 as of October 28, 2011. No other director is a shareholder in the Company.

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[v] Expense Example

As a shareholder of the Fund, you incur ongoing costs including management fees and other Fund expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period of March 1, 2011 to August 31, 2011.

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.
Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

	Beginning Account Value on March 1, 2011	Ending Account Value on August 31, 2011	Expenses Paid During Period* of March 1, 2011 to August 31. 2011
Actual	$1,000	$1,039.84	$5.92
Hypothetical (5% return before expenses)	$1,000	1,037.72	$6.01

*Expenses are equal to the Fund's annualized expense ratio of 1.17%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period). The Example assumes that the $1,000 was invested at the net asset value per share determined at the close of business on February 28, 2011.



Total Supervised Asset Allocation

- Alternative Inv (3.61%)
- Cash/Cash Equivalent (1.77%)
- Equities (27.13%)
- Equity Mutual Funds/ETFs (13.8%)
- Fixed Income (53.7%)

vi

Availability of Quarterly Portfolio Schedule
The Fund files its complete schedule of portfolio holdings with the Commission for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the Commissions website at http://www.sec.gov and may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



Total Supervised Asset Allocation

- Alternative Inv (3.61%)
- Cash/Cash Equivalent (1.77%)
- Equities (27.13%)
- Equity Mutual Funds/ETFs (13.8%)
- Fixed Income (53.7%)

vii

Availability of Quarterly Portfolio Schedule

The Fund files its complete schedule of portfolio holdings with the Commission for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the Commissions website at http://www.sec.gov and may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.